UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

China Biologic Products, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

16938C106

(CUSIP Number)

Robert B. Knauss

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

With a copy to:

Weiheng Chen, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Unit 1001, 10/F Henley Building

5 Queen’s Road Central

Hong Kong

+(852) 3972 4955

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938C106

1.	Names of Reporting Persons. WP X Biologics LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,112,920 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,112,920 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,112,920 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus Private Equity X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,648,534 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,648,534 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,648,534 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.2% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus X Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 340,666 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 340,666 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 340,666 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,989,200 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,989,200 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,989,200 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.6% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus X LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,989,200 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,989,200 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,989,200 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.6% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,989,200 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,989,200 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,989,200 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.6% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,989,200 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,989,200 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,989,200 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.6% (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 16938C106

1.	Names of Reporting Persons. Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,989,200 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,989,200 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,989,200 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.6% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 16938C106

1.	Names of Reporting Persons. Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,989,200 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,989,200 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,989,200 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.6% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 16938C106

1.	Names of Reporting Persons. Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,989,200 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,989,200 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,989,200 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.6% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

Pursuant to Rule 13d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 11”) amends and supplements the Schedule 13D filed on November 24, 2010 (the “Original Schedule 13D”, as amended and supplemented by the Schedule 13D/A filed on December 13, 2010, the Schedule 13D/A filed on December 17, 2010, the Schedule 13D/A filed on March 3, 2011, the Schedule 13D/A filed on May 26, 2011, the Schedule 13D/A filed on May 31, 2011, the Schedule 13D/A filed on December 13, 2011, the Schedule 13D/A filed on December 19, 2011, the Schedule 13D/A filed on June 5, 2012, the Schedule 13D/A filed on May 1, 2013 and the Schedule 13D/A filed on May 15, 2013, together with this Amendment No. 11, the “Schedule 13D”), and is being filed on behalf of WP X Biologics LLC, a Delaware limited liability company (“WP X B”), Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”) and holder of 96.9% of the equity interest in WP X B, Warburg Pincus X Partners, L.P., a Delaware limited partnership and holder of 3.1% of the equity interest in WP X B (“WPP X”, and together with WP X, the “Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the sole general partner of each of the Funds, Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”) and the sole general partner of WP X LP, Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”) and the sole member of WP X LLC, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages each of the Funds, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-Chief Executive Officer and Managing Member of WP LLC who may be deemed to control the Funds and WP X B, WP X LP, WP X LLC, WPP LLC, WP and WP LLC (Mr. Kaye, Mr. Landy, WP X B, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP and WP LLC collectively being referred to as the “Warburg Pincus Reporting Persons”). This Amendment No. 11 relates to the common stock, $0.0001 par value per share (the “Shares”), of China Biologic Products, Inc., a Delaware corporation (the “Company”).

This Amendment No. 11 is being filed to report the increase in the Warburg Pincus Reporting Persons’ percentage ownership of the issued and outstanding Shares of the Company as a result of the Company’s recent stock repurchases from other stockholders.

Certain information contained in this Amendment No. 11 relates to share ownership of persons other than the Warburg Pincus Reporting Persons. The Warburg Pincus Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Amendment that does not expressly pertain to a Warburg Pincus Reporting Person.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D, as amended.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

Company Repurchases

The Company repurchased 1,479,704 Shares from Ms. Lin Ling Li on August 13, 2013 (the “Li Repurchase”) and 2,500,000 Shares from Ms. Siu Ling Chan on February 27, 2014 (the “Chan Repurchase” and together with the Li Repurchase, the “Repurchases”). The Company designated the repurchased Shares as treasury stock and the amount of outstanding Shares of the Company was reduced by 3,979,704 Shares as a result of the Repurchases. Such reduction resulted in an increase in each Warburg Pincus Reporting Person’s percentage ownership of the issued and outstanding Shares of the Company.

Item 5. Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The percentages used herein are calculated based upon 23,073,407 Shares outstanding as the result of (x) the 25,573,407 Shares outstanding as of November 5, 2013, as reported in the Company’s Form 10-Q, for the quarterly period ended September 30, 2013, filed with the U.S. Securities and Exchange Commission (“SEC”) on November 5, 2013, minus (y) the 2,500,000 Shares repurchased by the Company in the Chan Repurchase on February 27, 2014, as reported in the Company’s Form 8-K filed with the SEC on March 3, 2014.

WP X B is the direct owner of 3,112,920 Shares representing approximately 13.5% of the outstanding Shares of the Company. As WP X B is owned 96.9% by WP X and 3.1% by WPP X, therefore, WP X is deemed to beneficially own 10,648,534 Shares representing 46.2% of the outstanding Shares, including 7,632,115 Shares that it directly holds, and WPP X is deemed to beneficially own 340,666 Shares representing 1.5% of the outstanding Shares, including 244,165 Shares that it directly holds.

In addition, each of the Funds may be deemed to be the beneficial owner of an additional 2,862,624 Shares, pursuant to certain voting arrangements contained in the May 2010 Stock Purchase Agreement disclosed in the Original Schedule 13D and attached as Exhibit 3 thereto. As described in Item 4 and Item 6 of the Original Schedule 13D, pursuant to Section 4(b)(i) of the May 2010 Stock Purchase Agreement, Ms. Siu Ling Chan and Ms. Lin Ling Li agreed with WP X and WPP X to use best efforts to cause an individual nominated by the Funds to become elected or appointed as a director of the Company provided that such individual is not prohibited by any applicable law or stock exchange rules to be a public company director, for so long as such May 2010 Selling Shareholder continues to beneficially own five percent (5%) or more of the total outstanding voting stock of the Company. In furtherance of the foregoing, upon request of the Funds, each of Ms. Siu Ling Chan and Ms. Lin Ling Li shall, to the extent allowed under Delaware law, promptly (i) use best efforts to cause the board of directors of the Company to increase its size by one and appoint the Funds’ nominee to fill such vacancy, (ii) use best efforts to nominate and elect such nominee as a director at each of the Company’s annual meetings of stockholders, (iii) vote all Shares and other securities of the Company beneficially owned at any meeting of stockholders of the Company and/or execute written consents in lieu of such meetings to elect the nominee of the Funds as a director of the Company and/or (iv) take any and all necessary or desirable actions to ensure that the nominee of the Funds is appointed as a director promptly upon the Funds’ request. As of February 27, 2014 upon closing of the Chan Repurchase, Ms. Siu Ling Chan was the direct owner of 2,862,624 Shares, as set forth in the Repurchase Agreement attached as Exhibit 10.1 to the current reports on Form 8-K/A filed by the Company with the SEC on February 7, 2014. Upon the closing of the Li Repurchase, Ms. Lin Ling Li did not own any Shares, as reported in her Schedules 13D/A filed with the SEC on August 5, 2013. A representative of the Warburg Pincus Reporting Persons became a director of the Company on February 27, 2011, as set forth in Amendment No. 3 to the Schedule 13D previously filed with the SEC on March 3, 2011. WP X may be deemed to beneficially own, in the aggregate, 13,511,158 Shares, representing approximately 58.6% of the outstanding Shares, and WPP X may be deemed to beneficially own, in the aggregate, 3,203,290 Shares, representing approximately 13.9% of the outstanding Shares. Due to their respective relationships with the Funds and each other, each of the Warburg Pincus Reporting Persons (other than the Funds and WP X B) may be deemed to beneficially own, in the aggregate, 13,851,824 Shares, representing approximately 60.0% of the outstanding Shares. Each of WP LLC, WP, WPP LLC, WP X LLC, WP X LP, Mr. Kaye and Mr. Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all the Shares to which such Warburg Pincus Reporting Person does not have a pecuniary interest.

(b) WP X B is deemed to (i) share voting power and disposition power over 3,016,419 Shares with Warburg Pincus Reporting Persons (other than WPP X) and (ii) share voting power and disposition power over 96,501 Shares with Warburg Pincus Reporting Persons (other than WP X). WP X is deemed to (i) share voting power and disposition power over 3,016,419 Shares with WP X B, (ii) share voting power and disposition power over 10,648,534 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X and WP X B) and (iii) share voting power over 2,862,624 Shares with each of the Warburg Pincus Reporting Persons (other than WPP X and WP X B) and Ms. Siu Ling Chan. WPP X is deemed to (i) share voting power and disposition power over 96,501 Shares with WP X B, (ii) share voting and disposition power over 340,666 Shares with each of the Warburg Pincus Reporting Persons (other than WP X and WP X B) and (iii) share voting power over 2,862,624 Shares with each of the Warburg Pincus Reporting Persons (other than WP X and WP X B) and Ms. Siu Ling Chan. Each of the Warburg Pincus Reporting Persons (other than the Funds and WP X B) is deemed to (i) share voting power and disposition power over 3,112,920 Shares with WP X B, (ii) share voting power and disposition power over 10,989,200 Shares with the Funds and (iii) share voting power over 2,862,624 Shares with the Funds and Ms. Siu Ling Chang.

The identity and background information of each of Ms. Siu Ling Chan and Ms. Lin Ling Li are available in Item 2 of each of their respective Schedules 13D, as amended, previously filed with the SEC on September 12, 2007.

(c) None.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2014	WP X BIOLOGICS LLC

	By:	Warburg Pincus Private Equity X, L.P., its
managing member
	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Steven G. Glenn
	Name:	Steven G. Glenn
	Title:	Partner

WARBURG PINCUS PRIVATE EQUITY X, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Steven G. Glenn
	Name:	Steven G. Glenn
	Title:	Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Partner

WARBURG PINCUS X LLC

By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Partner

WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Steven G. Glenn
Name:	Steven G. Glenn
Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Steven G. Glenn
Name:	Charles R. Kaye
By:	Steven G. Glenn, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Steven G. Glenn
Name:	Joseph P. Landy
By:	Steven G. Glenn, Attorney-in-Fact*

*	The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on November 26, 2013 as an exhibit to a statement on a Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. and is hereby incorporated by reference.